                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 28)(1)



                             Synergy Brands Inc.

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                                (Name of Issuer)


                          Common Stock, $.001 per share
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                         (Title of Class of Securities)


                                    87159E402
                      -----------------------------------
                                 (CUSIP Number)


         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 31, 2006
                      -----------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No.     87159E402           13D                         Page 2 of 5
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    1.   NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                           ###-##-####
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    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
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    3.   SEC USE ONLY

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         ---------------
    4.   SOURCE OF FUNDS*

         PF-OO
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    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR  2(e)

                                                                     [ ]
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    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                 7.  SOLE VOTING POWER

                     755,598
                 -------------------------------------------------------------
                 8.  SHARED VOTING POWER

                     491,474
    NUMBER OF    -------------------------------------------------------------
     SHARES      9.  SOLE DISPOSITIVE POWER
   BENEFICIALLY
    OWNED BY         755,598
      EACH       -------------------------------------------------------------
    REPORTING    10. SHARED DISPOSITIVE POWER
     PERSON
      WITH            491,474
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   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,247,072
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   12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     [ ]
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   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.7%
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   14.  TYPE OF REPORTING PERSON*

        IN-IA-OO
  ---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Introduction

          This constitutes Amendment No. 28 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. The purpose of this Amendment is to report that since the filing of Amendment No. 27 to the Statement, dated November 29, 2005, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, solely as a result of a change in the aggregate number of outstanding Shares. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Mr. Miller beneficially owns 1,247,072 Shares which is 26.7% of the 4,664,440 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 4,664,440 outstanding Shares is the sum of the following amounts: (i) 4,613,190 outstanding Shares pursuant to the Company's Schedule 10K filed on March 31, 2006 for the period ending March 30, 2006 and (ii) 51,250 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable warrants Mr. Miller beneficially owns.

     As of the date hereof, 435,522 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 451,000 of such beneficially owned Shares are owned of record by Milfam I L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 258,698 of such beneficially owned Shares are owned of record by Mr. Miller directly (including warrants to purchase 5,000 Shares); 20,000 of such beneficially owned Shares are owned of record by Trust A-2; and 20,000 of such beneficially owned Shares are owned of record by Trust A-3.

     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.

     (c) The following table details the transactions effected by Miller since the filing of Amendment No. 27 to the statement on Schedule 13D, filed on November 29, 2005.

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                                  MILFAM I L.P.
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  Date of Transaction        Number of Shares Purchased        Price Per Share
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   January 19, 2006                    4,166                         *
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     March 7, 2006                    10,000                         **
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                                  MILFAM I L.P.
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  Date of Transaction        Number of Shares Purchased        Price Per Share
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     March 7, 2006                    10,000                         **
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                                     TRUST A-2
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  Date of Transaction        Number of Shares Purchased        Price Per Share
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     March 7, 2006                     5,000                         **
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                                     TRUST A-3
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  Date of Transaction        Number of Shares Purchased        Price Per Share
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     March 7, 2006                     5,000                         **
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     * On January 19, 2006 the Company granted to Mr. Miller the reported securities, his share of the director fees awarded to all members of the Company's board of directors for the first quarter of 2006. No additional consideration for the reported securities was paid by Mr. Miller.

     ** Each of the reporting person, Milfam I L.P., Trust A-2 and Trust A-3 (collectively, the "Investors") is party to a subscription agreement dated as of March 31, 2003 with the Company (the "Agreements"), pursuant to which the Investors subscribed to shares of Series A Class B Preferred Stock and Common Stock of the Company (as reported in Amendment No. 11 to the Statement, filed by Mr. Miller on April 4, 2003). The shares reported were issued to the Investors pursuant to Section 15 of the Agreements. No additional consideration was paid by the Investors for these Shares.

     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

     (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 10, 2006

                                                /s/ Lloyd I. Miller, III
                                          -----------------------------------
                                                    Lloyd I. Miller, III